                                 Schedule 13D(a)
                                  Amendment: 3
                          Name of Issuer: EuroMed, Inc.
                               Class: Common Stock
                                 CUSIP: 298735101
     Name: Gregory Alan Gaylor, 14800 Quorum Suite 200 Dallas, Texas 75248
                                  (972) 490-8420
                             Date: February 3, 1999

 1.  GREGORY ALAN GAYLOR

 2. (b) Gregory Alan Gaylor ("Gaylor") disclaims any association with a group, and does not hold any proxies nor have any understandings with respect to the beneficial ownership of EuroMed common stock, nor the collective voting of this common stock for the purposes of changing the EuroMed Board of Directors or its management. This schedule expressly amends any and all previous Schedules 13(D) that Gaylor has filed with respect to EuroMed to the extent they are inconsistent. For more information, refer to Item 2(e).

 3.  -

 4.  PF

 5.  /X/

 6.  USA

 7.  0

 8.  0

 9.  125,000

10.  -

11.  125,000

12.  0

13.  8.88%

14.  IN

1.   Security and Issuer:

     Common Stock
     EuroMed, Inc.
     8214 Westchester Suite 500
     Dallas, Texas  75225

2.   Identity and Background:

     (a)  Gregory Alan Gaylor

     (b)  14800 Quorum Drive
          Suite 200
          Dallas, Texas  75240

     (c)  Investor
          Maverick Advisors, Inc.
          14800 Quorum Drive
          Suite 200
          Dallas, Texas  75240

     (d)  No

     (e)  Yes:

Within the last five years Gaylor has been a party to civil proceedings of a judicial body a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or



                        Schedule 13D(a) Gregory Gaylor
finding any violation with respect to such laws. These judgments or orders are attached hereto as Exhibits 1, 2, and 3.

     (f)  USA

3.   Source and Amount of Funds or Other Consideration:

     Shares were acquired in October 1995 through a merger of Swiss Nassau Corporation, a Nevada corporation, which Gaylor controlled exclusively, and the two predecessor operating subsidiaries of EuroMed, Galenica B.V. and Confedera B.V., each Netherlands limited liability companies. Swiss Nassau Corporation exchanged 1,850,000 shares for all of the capital stock and shares of Galenica B.V. and Confedera B.V. Immediately preceding this transaction, Swiss Nassau Corporation changed its name to EuroMed, Inc. and its board of directors declared a stock split, whereby the total outstanding shares increased to 2,000,000. Gaylor subsequently gifted to Richard F. Dahlson, Jackson Walker LLP, the securities counsel for EuroMed, a total of 25,000 shares of the 150,000 shares Gaylor held in EuroMed common stock. This transaction was concluded before the EuroMed IPO in March 1996, and was disclosed in the S-1 registration statements and amendments of the issuer, EuroMed.

4.   Purpose of Transaction:

     The reporting person retains the EuroMed shares for investment purposes.

5.   Interest in Securities of the Issuer:

     (a) 125,000 aggregate common shares for reporting person, 8.88% based upon 1,407,000 common shares outstanding as disclosed by EuroMed on December 22, 1998.

     (b)  125,000 common shares sole dispositive power

     (c) Gregory Alan Gaylor sold 1500 shares at $ .75 cents per share on 4/23/98, which were previously acquired on 12/23/97 for $ .30 per share; these shares were traded through an NASD broker dealer, Centex Securities of La Jolla, California. Jan Bouwman, a former reporting person and former member of a group, sold 4100 shares on 4/21/98 for $.75 cents per share. Bouwman is no longer a member of a control group with Gaylor, as all of his shares in EuroMed have been sold. Proxies from various EuroMed shareholders, previously disclosed in the first 13D, and the subsequent two amended 13D's filed in January 1998, and February 1998, respectively, were disclaimed on March 23, 1998, pursuant to the March 10, 1998 Order of the United States District Court, Dallas. This disclaimer included the waiver of interest in all proxies acquired from EuroMed shareholders. A copy of this proxy disclaimer from Gaylor and Bouwman is attached hereto as Exhibit 4. 11,558 shares previously held by Gaylor through a proxy from William Gaylor were disclaimed on March 23, 1998.

     (d)  Not applicable

     (e)  Not applicable

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

     The 125,000 shares of common stock owned by Gaylor are pledged in a margin agreement with VP Bank. A proxy representing the voting rights to the 125,000 shares was executed on February 2, 1999. This proxy provides EuroMed with full voting control of the 125,000 shares for seven years.



                        Schedule 13D(a) Gregory Gaylor

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7.   Material to be Filed as Exhibits:

     1.   Final Judgment of the United States District Court 7/29/97

     2.   Contempt Order of the United States District Court 3/10/98

     3.   Contempt Order of the United States District Court 1/6/99

     4.   Proxy disclaimer filed with the United States District Court

          Dated: February 3, 1999.





                                                  /s/ Gregory Alan Gaylor
                                                  -----------------------
                                                  Gregory Alan Gaylor





                        Schedule 13D(a) Gregory Gaylor